

April 13, 2012

Via E-mail
Sherilyn S. McCoy
Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
 New York, N.Y. 10105-0196

>   **RE: Avon Products, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 001-04881**

Dear Ms. McCoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 8

We may experience financial and strategic difficulties and delays or unexpected costs in completing our multi-year restructuring programs . . ., page 8

1. We note that you have engaged in significant restructuring initiatives in recent years and that you have incurred certain costs associated with such restructuring initiatives. In future filings, please revise this risk factor to give specific examples of the costs of the restructuring initiatives and examples of any material effects of not achieving expected savings and benefits.

Management's Discussion and analysis of Financial Condition and Results of Operations, page 18

Initiatives, page 19

2. In future filings beginning with your next Form 10-Q, please revise your disclosure to provide a more detailed overview of the restructuring initiatives. Specifically, please address each of the following:

    *   Disclose the specific adverse economic, business, competitive, et cetera factors that precipitated the material restructuring charges.
    *   Quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized.
    *   For restructuring activities from prior periods, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such. Please also disclose the reasons for the differences and the likely effects on future operating results and liquidity.
    *   Disclose the periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

    Please refer to SAB Topic 5:P.4 and Item 303(a)(3) of Regulation S-K for guidance. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Critical Accounting Estimates, page 21

Allowances for Sales Returns, page 21

3. In future filings, please disclose if your actual sales returns are in line with your estimated sales returns. Please also disclose if there are any time restrictions in which a customer is permitted to return products. To the extent necessary, please provide the disclosure by type of product. For actual sales returns that exceed your estimates, please disclose this fact, the amount by which actual sales returns exceeded your estimates, and an explanation for the difference. In this regard, we note that the amount of returned products exceeded the increase to your allowance for sales returns during fiscal year 2011. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Pension, Postretirement and Postemployment Expense, page 21

4. Please provide a sensitivity analysis of the material assumptions to your pension obligations. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Ms. McCoy
Avon Products, Inc.
April 13, 2012
Page 3

Taxes, page 22

5. You disclose on page F-18 that your valuation allowance was impacted by several of your foreign entities continuing to incur losses during 2011. In future filings, please quantify the amount of net deferred tax assets recognized for your material jurisdictions, along with the taxable income/(loss) recognized for the most recent fiscal year. This disclosure will provide investors with context for the realizability of your deferred tax assets disclosed by jurisdiction. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Results of Continuing Operations – Consolidated, page 25

Selling, General and Administrative Expenses, page 26

6. In future filings, please quantify the impact of each of the major factors that contributed to the increase or decrease in selling, general and administrative expenses, including, but not limited to, advertising and RVP costs, fees associated with investigations including the FCPA investigation and related compliance reviews, and the impact of CTI restructuring costs. We note that you have quantified certain of these factors, but do not quantify them consistently year-over-year so that investors may determine the affect of the various factors on your expenses.

7. You disclose on page 18 that you continue to experience increases in labor and commodity costs, including oil, silver and cotton. We further note that on page 23 you state that you lowered your revenue and earnings projections for Silpada largely due to rising silver costs. In future filings please quantify period over period changes for labor and commodity costs, including oil, silver and cotton – as well as any other material raw materials or inputs as part of your discussion and analysis of gross margin at the consolidated level and operating margin at the segment level. Refer to Section 501.12.b. of the Financial Reporting Codification for guidance.

8. In future filings, please provide investors with a more comprehensive discussion and analysis of the impact changes in active representatives and units sold have on revenues at the consolidated and segment levels and on gross margin and operating margin at the consolidated and segment levels, respectively. As part of this expanded analysis, please quantify the impact changes in these factors have impacted the corresponding line items. To the extent that there are other material factors impacting revenues, gross margin and/or operating margin, please ensure your discussion and analysis provides investors with an understanding of facts and circumstances surrounding each material factor, including quantification of the extent to which the material factor is impacting these line items. For example, we note that higher bad debt expense negatively impacted certain of your segment's operating margins without an explanation as to why. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Capital Resources, page 39

9. In future filings, please disclose the amount available under your $1 billion revolving credit and competitive advance facility without violating any covenants as of the most recent balance sheet date. Please refer to Section 501.13 of the Financial Reporting Codification for guidance.

Note 1 – Description of the Business and Summary of Significant Accounting Policies, page F-9

10. We note that you are including fees charged to Representatives for the sale of brochures within selling, general and administrative expenses rather than in other revenues. Please tell us the specific reference to the authoritative literature that supports your presentation of these fees you have earned. Otherwise, please reclassify these fees to other revenues for each period presented in future filings. Please tell us if there are any other fees that you have earned but are not included in net sales or other revenue. As part of your response, please provide us with the specific reference to the authoritative literature that supports your presentation and the amount in question for each period presented. In this regard, we note that you reclassified order processing fees from selling, general and administrative expenses to other revenues for fiscal year 2009. Please confirm to us that all order processing fees for all periods presented have been reclassified to other revenues.

Note 9 – Fair Value, page F-24

11. In future filings, please provide all of the disclosures required by ASC 820-10-50-5 for fair value measurements on a nonrecurring basis for all periods presented in future filings beginning with your next Form 10-Q. Please note

- The carrying value per asset classification prior to the impairment charge
- The fair value per asset classification (or implied fair value in the case of a goodwill impairment charge) used to calculate the impairment charge
- The level within the fair value hierarchy in which the fair value measurements in their entirety fall; and
- The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

Please provide us with the expanded disclosures you intend to include in your next Form 10-Q for the material impairment charges you recognized in the fourth quarter of fiscal year 2011.

Note 12 – Employee Benefit Plans, page F-27

12. In future filings, please include your accounting policy for amortizing prior service costs and actuarial gains/(losses) into the consolidated statements of income. If you are using the corridor method to amortize your actuarial gains/(losses), please disclose if you are calculating the corridor based on fair value or calculated value. Please also disclose if the calculation of the expected rate of return on plan assets is based on calculated value or fair value. If you are using the calculated value, please disclose the method you are using to determine calculated value. Please provide us with the disclosure you intend to include in future filings.

Note 16 – Contingencies, page F-40

13. Regarding your loss contingencies associated with the internal investigations, compliance reviews, government investigation and derivative and class action matters, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next Form 10-Q, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In this regard, we note your disclosure could be material to your consolidated financial statements. Please refer to ASC 450-20-50. Please note that this disclosure may be provided on an aggregated basis.

14. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Smith at (202) 551-3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief